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Robert Fiondella · 2nd

Owner of Wealth Preservation Partners

Weatogue, Connecticut, United States · **Contact info**

500+ connections

1 mutual connection: Gregg Lallier

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Amy's Angels Corporation

F **Fairfield University**

About

Securities and Investment Advisory Services Offered Through M Holdings Securities, Inc. A Registered Broker/Dealer and Investment Advisor, Member FINRA/SIPC. Wealth Preservation Partners is independently owned and operated.

Third-party posts found on this profile do not reflect the views of M Holdings Securities, Inc. nor its Associated Persons/Affiliates, and have not been reviewed by M Holding Securities as to accuracy or completeness.

This material and the opinions voiced are for general information only and are not intended to provide specific advice or recommendations for any individual. To determine what is appropriate for you, please contact me directly or consult another qualified professional.

The testimonials/recommendations used may not be representative of the experiences of other clients, and they are not indicative of future performance or success.

Activity

1,744 followers

Robert Fiondella commented on a post · 2w

Congrats Scott

👍❤ 254   71 comments

Robert Fiondella posted this · 2w

This is the latest situation Amy's Angels was able to help with thanks to our generous supporters. For more info on Amy's Angels and how to become involved please message me. Thanks

👍 8

Robert Fiondella posted this · 2w

Bridgeport man receives necessary dental work in order to have a kidney transplant
connecticut.news12.com · 1 min read

👍 8

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Experience



Chairman of the Board and Founder
Amy's Angels Corporation
Jan 2014 - Present · 8 yrs 9 mos
Weatogue Ct

I founded in Amy's Angels in 2014 in memory of my cousin Amy who passed away at age 33 of breast cancer. Our mission is to provide assistance to individuals and their families dealing with a se ...see more



Owner
Wealth Preservation Partners
Jun 2009 - Present · 13 yrs 4 mos

Wealth Preservation Partners is a member firm of M Financial Group. We have access to innovative insurance and investment products through our affiliation. We are involved in financial, retirem ...see more



Board member
Literacy Volunteers of Greater hartford
2009 - Present · 13 yrs 9 mos



Principal member firm
M Financial Group
2000 - Present · 22 yrs 9 mos



member
Central Connecticut Chamber of Commerce
2003 - 2010 · 7 yrs

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Education



Fairfield University
BS, Accounting
1985 - 1989



Bristol Eastern High School

Bristol Eastern High School
1985 - 1986

Northeast School

Skills

Strategic Financial Planning

Financial Planners

Mutual Funds

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Interests

Companies   Groups   Schools

 **John Hancock**
54,803 followers

 **M Financial Group**
5,698 followers

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